

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

February 23, 2012

Via U.S. Mail
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

> **Re:    Pinacle Enterprise Inc.**
> **Pre-effective Amendment No. 7**
> **to Registration Statement on Form S-1**
> **Filed February 17, 2012**
> **File No. 333-175044**

Dear Mr. Kats:

    We reviewed the filing and have the comments below.

General

1.  Refer to prior comment 1.  As requested previously, revise also the second paragraph of risk factor 13 and the fourth and fifth paragraphs on page 14 to remove the "may be deemed to be" and "will considered to be" language because the selling shareholders "are" underwriters.

2.  Refer to prior comment 1.  As requested previously, revise also the first sentence in the second paragraph of risk factor 14 to indicate that the selling shareholders must sell at a fixed price of $0.05 per share for the duration of the offering because Pinacle is a shell company.

Executive Officer Compensation Table, page 35

3.  We note your response to prior comment 6; however, the compensation table still shows compensation for 2008, 2009, and 2010.  Please revise the table to reflect any compensation paid for the years ended January 31, 2010, 2011, and 2012.  This comment applies also to the director compensation table on page 36.

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769.  You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long

Pamela A. Long
Assistant Director

cc:     Via Facsimile
        Jody M. Walker, Esq.
        7841 South Garfield Way
        Centennial, CO 80122